Exhibit 99.2

FF305

Next Day Disclosure Return

(Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares)

Instrument:	Equity issuer	Status:	New Submission
Name of Issuer:	Bilibili Inc.
Date Submitted:	17 June 2025

Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) (the “Main Board Rules”) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the “GEM Rules”).

Section I
1. Class of shares	Other class (specify in description)	Type of shares	Other type (specify in description)	Listed on the Exchange	No
Stock code (if listed)		Description	1.25% Convertible Senior Notes due 2027 (the “2027 Notes”)
A. Changes in issued shares or treasury shares

		Changes in issued shares (excluding treasury shares)		Changes in treasury shares
Events		Number of issued shares (excluding treasury shares)	As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3)	Number of treasury shares	Issue/ selling price per share (Note 4)	Total number of issued shares
Opening balance as at (Note 1)	31 May 2025	2,260		0		2,260
1). Repurchase or redemption of other securities		-1,620%			USD 40.73
Repurchase of US$66,000 aggregate principal amount of the 2027 Notes
Date of changes	16 June 2025
Closing balance as at (Notes 5 and 6) 16 June 2025			640		0	640

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B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6)	Not applicable

Remarks:

The 2027 Notes may be converted, at an initial conversion rate of 24.5516 American depositary shares of the Company (each represents one Class Z ordinary share of the Company, the “ADSs”) per US$1,000 principal amount (which represents an initial conversion price of US$40.73 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of June 15, 2027. As of May 31, 2025, the aggregate principal amount of the outstanding 2027 Notes was US$92,000. The above opening balance represents the number of ADSs that may be converted from the outstanding 2027 Notes as of May 31, 2025 based on the initial conversion rate.

On June 16, 2025 (U.S. Eastern Time), the Company repurchased US$66,000 principal amount of the 2027 Notes (which were convertible into 1,620 ADSs before the repurchase based on the initial conversion rate) surrendered by the noteholders pursuant to the terms of the 2027 Notes at the aggregate cash purchase price of US $66,000, while there were no actual ADSs repurchased.

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FF305

Confirmation	Not applicable

Notes to Section I:

1.

Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later.

2.

Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer’s Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.

3.

The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return.

4.	In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”.

Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given.

5.	The closing balance date is the date of the last relevant event being disclosed.

6.

For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled.

If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B.

7.	Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases.

8.	“Identical” means in this context:

-	the securities are of the same nominal value with the same amount called up or paid up;

-

they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

-	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

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Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

Repurchase report

Section II
1. Class of shares		Other class (specify in description)	Type of shares	Other type (specify in description)	Listed on the Exchange	No
Stock code (if listed)			Description	The 2027 Notes
A.	Repurchase report
	Trading date	Number of shares repurchased	Method of repurchase (Note 1)	Repurchase price per share or highest repurchase price per share $	Lowest repurchase price per share $	Aggregate price paid $
1).	16 June 2025	1,620	By general offer	USD 40.73	USD 40.73	USD 66,000
Total number of shares repurchased		1,620			Aggregate price paid $	USD 66,000

Number of shares repurchased for cancellation		1,620

Number of shares repurchased for holding as treasury shares		0

B.	Additional information for issuer who has a primary listing on the Exchange

1).	Date of the resolution granting the repurchase mandate

2).	Total number of shares which the issuer is authorised to repurchase under the repurchase mandate

3).	Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate				(a)

4).	As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate					%
(a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate

5).	Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A (Note 2)				Up to	16 July 2025

Not applicable

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Notes to Section II:

1.	Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

2.

Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.

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Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B.

Report of on-market sale of treasury shares	Not applicable

Submitted by:	Xin Fan
(Name)

Title:	Joint Company Secretary
(Director, Secretary or other Duly Authorised Officer)

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